UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

TriQuint Semiconductor, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89674K103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,588,449
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,588,449
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,588,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,455,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,455,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 947,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 947,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 947,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS ALPHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,525
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,136,525
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,525
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,136,525
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,525
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,136,525
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,525
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,136,525
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,585,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,585,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,585,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,585,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,585,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,585,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,585,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,585,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,585,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,585,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,585,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,585,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,585,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,585,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY S. MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,000
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of TriQuint Semiconductor, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Alpha LLC, a Delaware limited liability company (“Alpha LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Leaders Fund”), as a member of Alpha LLC;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Leaders Fund and the managing member of Alpha LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. 89674K103

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvii)	Jeffrey S. McCreary.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard C LP, Alpha LLC, Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The principal business address of Mr. McCreary is 3420 Central Expressway, Zionsville, Indiana 46077.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC, Starboard C LP and Alpha LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC, Leaders Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Leaders Fund and the managing member of Alpha LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. McCreary is an independent management consultant.

CUSIP NO. 89674K103

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld and McCreary are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 6,588,449 Shares beneficially owned by Starboard V&O Fund is approximately $31,655,671, excluding brokerage commissions.  The aggregate purchase price of the 1,455,666 Shares beneficially owned by Starboard LLC is approximately $6,992,615, excluding brokerage commissions.  The aggregate purchase price of the 947,944 Shares beneficially owned by Starboard C LP is approximately $4,546,463, excluding brokerage commissions.  The aggregate purchase price of the 1,136,525 Shares beneficially owned by Alpha LLC is approximately $5,671,895, excluding brokerage commissions.  The aggregate purchase price of the 2,456,416 Shares held in the Starboard Value LP Account is approximately $11,803,774, excluding brokerage commissions.

The Shares purchased by Mr. McCreary were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 80,000 Shares beneficially owned by Mr. McCreary is approximately $387,330, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 89674K103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 160,876,591 Shares outstanding, as of March 18, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement for the 2013 Annual Meeting filed with the Securities and Exchange Commission on April 1, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on April 26, 2013, Starboard V&O Fund beneficially owned 6,588,449 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 6,588,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,588,449
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on April 26, 2013, Starboard LLC beneficially owned 1,455,666 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,455,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,455,666
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 89674K103

C.	Starboard C LP

(a)	As of the close of business on April 26, 2013, Starboard C LP beneficially owned 947,944 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 947,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 947,944
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 947,944 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 947,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 947,944
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 947,944 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 947,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 947,944
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 89674K103

F.	Alpha LLC

(a)	As of the close of business on April 26, 2013, Alpha LLC beneficially owned 1,136,525 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,136,525
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,136,525
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Alpha LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Leaders Fund

(a)	Leaders Fund, as a member of Alpha LLC, may be deemed the beneficial owner of the 1,136,525 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,136,525
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,136,525
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Alpha LLC, may be deemed the beneficial owner of the 1,136,525 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,136,525
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,136,525
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 89674K103

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,136,525 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,136,525
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,136,525
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on April 26, 2013, 2,456,416 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 6,588,449 Shares owned by Starboard V&O Fund, (ii) 1,455,666 Shares owned by Starboard LLC, (iii) 947,944 Shares owned by Starboard C LP, (iv) 1,136,525 Shares owned by Alpha LLC and (v) 2,456,416 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 12,585,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,585,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,588,449 Shares owned by Starboard V&O Fund, (ii) 1,455,666 Shares owned by Starboard LLC, (iii) 947,944 Shares owned by Starboard C LP, (iv) 1,136,525 Shares owned by Alpha LLC and (v) 2,456,416 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 12,585,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,585,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 89674K103

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,588,449 Shares owned by Starboard V&O Fund, (ii) 1,455,666 Shares owned by Starboard LLC, (iii) 947,944 Shares owned by Starboard C LP, (iv) 1,136,525 Shares owned by Alpha LLC and (v) 2,456,416 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 12,585,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,585,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,588,449 Shares owned by Starboard V&O Fund, (ii) 1,455,666 Shares owned by Starboard LLC, (iii) 947,944 Shares owned by Starboard C LP, (iv) 1,136,525 Shares owned by Alpha LLC and (v) 2,456,416 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 12,585,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,585,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 89674K103

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,588,449 Shares owned by Starboard V&O Fund, (ii) 1,455,666 Shares owned by Starboard LLC, (iii) 947,944 Shares owned by Starboard C LP, (iv) 1,136,525 Shares owned by Alpha LLC and (v) 2,456,416 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,585,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,585,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

O.	Mr. McCreary

(a)	As of the close of business on April 26, 2013, Mr. McCreary beneficially owned 80,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 80,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 80,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. McCreary during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 89674K103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 29, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Alpha LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Jeffrey S. McCreary, dated April 29, 2013.

99.2	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 89674K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS ALPHA LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

/s/ Jeffrey S. McCreary
JEFFREY S. MCCREARY

CUSIP NO. 89674K103

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 89674K103

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

264,898	4.5746	02/27/2013
31,300	4.4434	02/27/2013
16,802	4.6126	02/27/2013
93,900	4.6795	02/28/2013
109,550	4.7347	02/28/2013
187,800	4.7744	02/28/2013
234,750	4.7802	02/28/2013
24,041	4.6174	03/01/2013
144,249	4.6759	03/01/2013
264,457	4.6314	03/01/2013
230,800	4.5431	03/04/2013
159,096	4.5367	03/05/2013
231,204	4.5980	03/06/2013
22,024	4.5952	03/06/2013
164,676	4.5940	03/07/2013
115,400	4.5824	03/07/2013
57,700	4.7486	03/08/2013
28,850	4.7560	03/11/2013
57,700	4.7139	03/12/2013
86,550	4.7068	03/12/2013
28,850	4.7206	03/13/2013
86,550	4.6658	03/15/2013
57,700	4.6347	03/18/2013
28,850	4.6135	03/19/2013
57,700	4.5894	03/21/2013
86,550	4.6147	03/21/2013
302,350	4.6290	03/22/2013
72,702	4.7211	03/25/2013
83,059	4.8386	03/25/2013
61,681	4.8094	03/25/2013
137,760	4.8623	03/26/2013
92,569	4.8857	03/26/2013
43,315	4.9138	03/27/2013
256,707	4.9845	03/27/2013
207,007	5.0381	03/28/2013
100,800	4.8960	04/01/2013
141,832	4.9562	04/01/2013
115,200	4.7732	04/02/2013
14,400	4.8359	04/04/2013
28,800	4.7901	04/05/2013
340,729	4.8004	04/17/2013

CUSIP NO. 89674K103

148,583	4.7833	04/17/2013
45,450	4.7585	04/18/2013
282,309	4.7771	04/18/2013
85,261	4.7774	04/19/2013
97,040	4.8220	04/19/2013
32,775	4.7702	04/22/2013
42,107	4.8922	04/22/2013
61,974	4.8340	04/22/2013
36,468	4.9728	04/23/2013
50,933	4.9636	04/23/2013
142,029	4.8782	04/24/2013
87,402	5.3900	04/25/2013
243,423	5.356	04/25/2013
180,180	5.3306	04/25/2013
105,180	5.2795	04/25/2013
76,477	5.3102	04/26/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

59,242	4.5746	02/27/2013
7,000	4.4434	02/27/2013
3,758	4.6126	02/27/2013
21,000	4.6795	02/28/2013
24,500	4.7347	02/28/2013
42,000	4.7744	02/28/2013
52,500	4.7802	02/28/2013
5,333	4.6174	03/01/2013
32,001	4.6759	03/01/2013
58,669	4.6314	03/01/2013
51,200	4.5431	03/04/2013
35,294	4.5367	03/05/2013
51,289	4.5980	03/06/2013
4,886	4.5952	03/06/2013
36,531	4.5940	03/07/2013
25,600	4.5824	03/07/2013
12,800	4.7486	03/08/2013
6,400	4.7560	03/11/2013
12,800	4.7139	03/12/2013
19,200	4.7068	03/12/2013
6,400	4.7206	03/13/2013
19,200	4.6658	03/15/2013
12,800	4.6347	03/18/2013
6,400	4.6135	03/19/2013
12,800	4.5894	03/21/2013
19,200	4.6147	03/21/2013
67,070	4.6290	03/22/2013
16,128	4.7211	03/25/2013
18,425	4.8386	03/25/2013
13,683	4.8094	03/25/2013
30,560	4.8623	03/26/2013

CUSIP NO. 89674K103

20,535	4.8857	03/26/2013
9,609	4.9138	03/27/2013
56,947	4.9845	03/27/2013
45,922	5.0381	03/28/2013
22,050	4.8960	04/01/2013
31,026	4.9562	04/01/2013
25,200	4.7732	04/02/2013
3,150	4.8359	04/04/2013
6,300	4.7901	04/05/2013
74,534	4.8004	04/17/2013
32,503	4.7833	04/17/2013
9,942	4.7585	04/18/2013
61,755	4.7771	04/18/2013
18,651	4.7774	04/19/2013
21,227	4.822	04/19/2013
7,170	4.7702	04/22/2013
9,211	4.8922	04/22/2013
13,557	4.8340	04/22/2013
7,978	4.9728	04/23/2013
11,142	4.9636	04/23/2013
31,069	4.8782	04/24/2013
19,119	5.3900	04/25/2013
53,249	5.3560	04/25/2013
39,414	5.3306	04/25/2013
23,008	5.2795	04/25/2013
16,729	5.3102	04/26/2013

STARBOARD VALUE AND OPPORTUNITY C LP

11,710	4.6174	03/01/2013
70,251	4.6759	03/01/2013
128,792	4.6314	03/01/2013
32,400	4.5431	03/04/2013
22,334	4.5367	03/05/2013
32,457	4.5980	03/06/2013
3,092	4.5952	03/06/2013
23,117	4.5940	03/07/2013
16,200	4.5824	03/07/2013
8,100	4.7486	03/08/2013
4,050	4.7560	03/11/2013
8,100	4.7139	03/12/2013
12,150	4.7068	03/12/2013
4,050	4.7206	03/13/2013
12,150	4.6658	03/15/2013
8,100	4.6347	03/18/2013
4,050	4.6135	03/19/2013
8,100	4.5894	03/21/2013
12,150	4.6147	03/21/2013
42,440	4.6290	03/22/2013
10,206	4.7211	03/25/2013

CUSIP NO. 89674K103

11,660	4.8386	03/25/2013
8,659	4.8094	03/25/2013
19,338	4.8623	03/26/2013
12,995	4.8857	03/26/2013
6,080	4.9138	03/27/2013
36,037	4.9845	03/27/2013
29,060	5.0381	03/28/2013
14,350	4.8960	04/01/2013
20,191	4.9562	04/01/2013
16,400	4.7732	04/02/2013
2,050	4.8359	04/04/2013
4,100	4.7901	04/05/2013
48,507	4.8004	04/17/2013
21,153	4.7833	04/17/2013
6,470	4.7585	04/18/2013
40,190	4.7771	04/18/2013
12,137	4.7774	04/19/2013
13,815	4.8220	04/19/2013
4,666	4.7702	04/22/2013
5,994	4.8922	04/22/2013
8,823	4.8340	04/22/2013
5,192	4.9728	04/23/2013
7,251	4.9636	04/23/2013
20,218	4.8782	04/24/2013
12,443	5.3900	04/25/2013
34,654	5.3560	04/25/2013
25,651	5.3306	04/25/2013
14,974	5.2795	04/25/2013
10,887	5.3102	04/26/2013

STARBOARD LEADERS ALPHA LLC

188,137	4.8004	04/17/2013
82,042	4.7833	04/17/2013
25,095	4.7585	04/18/2013
155,880	4.7771	04/18/2013
47,078	4.7774	04/19/2013
53,581	4.8220	04/19/2013
18,098	4.7702	04/22/2013
23,250	4.8922	04/22/2013
34,220	4.8340	04/22/2013
20,136	4.9728	04/23/2013
28,124	4.9636	04/23/2013
78,423	4.8782	04/24/2013
48,260	5.3900	04/25/2013
134,409	5.356	04/25/2013
99,488	5.3306	04/25/2013
58,076	5.2795	04/25/2013
42,228	5.3102	04/26/2013

CUSIP NO. 89674K103

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

99,020	4.5746	02/27/2013
11,700	4.4434	02/27/2013
6,280	4.6126	02/27/2013
35,100	4.6795	02/28/2013
40,950	4.7347	02/28/2013
70,200	4.7744	02/28/2013
87,750	4.7802	02/28/2013
8,916	4.6174	03/01/2013
53,499	4.6759	03/01/2013
98,082	4.6314	03/01/2013
85,600	4.5431	03/04/2013
59,006	4.5367	03/05/2013
85,750	4.5980	03/06/2013
8,168	4.5952	03/06/2013
61,076	4.5940	03/07/2013
42,800	4.5824	03/07/2013
21,400	4.7486	03/08/2013
10,700	4.7560	03/11/2013
21,400	4.7139	03/12/2013
32,100	4.7068	03/12/2013
10,700	4.7206	03/13/2013
32,100	4.6658	03/15/2013
21,400	4.6347	03/18/2013
10,700	4.6135	03/19/2013
21,400	4.5894	03/21/2013
32,100	4.6147	03/21/2013
112,140	4.6290	03/22/2013
26,964	4.7211	03/25/2013
30,805	4.8386	03/25/2013
22,877	4.8094	03/25/2013
51,093	4.8623	03/26/2013
34,332	4.8857	03/26/2013
16,065	4.9138	03/27/2013
95,209	4.9845	03/27/2013
76,775	5.0381	03/28/2013
37,800	4.8960	04/01/2013
53,187	4.9562	04/01/2013
43,200	4.7732	04/02/2013
5,400	4.8359	04/04/2013
10,800	4.7901	04/05/2013
127,773	4.8004	04/17/2013
55,719	4.7833	04/17/2013
17,043	4.7585	04/18/2013
105,866	4.7771	04/18/2013
31,973	4.7774	04/19/2013
36,390	4.8220	04/19/2013
12,291	4.7702	04/22/2013

CUSIP NO. 89674K103

15,790	4.8922	04/22/2013
23,241	4.8340	04/22/2013
13,676	4.9728	04/23/2013
19,100	4.9636	04/23/2013
53,261	4.8782	04/24/2013
32,776	5.3900	04/25/2013
91,284	5.3560	04/25/2013
67,567	5.3306	04/25/2013
39,443	5.2795	04/25/2013
28,679	5.3102	04/26/2013

JEFFREY S. MCCREARY

10,000	4.8800	04/08/2013
10,000	4.9100	04/08/2013
10,000	4.8700	04/08/2013
20,000	4.8400	04/17/2013